

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Via E-mail</u>
Mr. Taylor Zhang
Chief Financial Officer
China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized
Industrial Park, Harbin Development Zone
Heilongjiang Province, P.R. China

      RE: China XD Plastics Company Limited
              Form 10-K/A for the Year Ended December 31, 2010
              Filed April 27, 2011
              Form 10-K for the Year Ended December 31, 2010
              Filed March 31, 2011
              Form 10-Q for the Quarter Ended June 30, 2011
              Filed August 15, 2011
              File No. 1-34546

Dear Mr. Zhang:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Rufus Decker

                                Rufus Decker
                                Accounting Branch Chief